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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 2)

                                   ----------

                              DEL WEBB CORPORATION

                                (Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE                  947423-10-9
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     (Title of class of securities)                     (CUSIP number)

                             ROBERT TODD LANG, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
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(Name, address and telephone number of person authorized to receive notices and communications)

                                 APRIL 16, 2001
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



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NY2:\1035256\01\18838.0089
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
CUSIP No. 947423-10-9                                          13D                                                 Page 2
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      1        NAME OF REPORTING PERSON:                         Avatar Holdings Inc.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   23-1739078
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [_]
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS:        WC

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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
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      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     752,200
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                752,200
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   752,200

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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   4.0 %

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     14        TYPE OF REPORTING PERSON:                CO

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         SEE INSTRUCTIONS BEFORE FILLING OUT!


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                  This Amendment No. 2 amends the Schedule 13D dated September
8, 2000, as amended, and is filed by Avatar Holdings Inc. ("Avatar") with respect to the common stock, par value $.001 per share ("Common Stock"), of Del Webb Corporation (the "Company").

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

                  Item 5 is amended as follows:

                  (a) The responses of Avatar to Rows (11) through (13) of the cover page of this Amendment No. 2 are incorporated herein by reference. As of April 17, 2001, Avatar beneficially owned 752,200 shares of Common Stock, representing approximately 4.0% of the outstanding shares of Common Stock (the outstanding shares of Common Stock, 18,623,079, being based on the number of shares outstanding as of January 31, 2001, as reported in the Company's Form 10-Q for the quarterly period ended December 31, 2000).

                  To Avatar's knowledge, none of its directors or executive officers beneficially owns any shares of Common Stock, except Gerald D. Kelfer, who beneficially owns 100 shares of Common Stock. Each director and executive officer disclaims beneficial ownership of any shares of Common Stock beneficially owned by Avatar.

                  (b) The responses of Avatar to (i) Rows (7) through (10) of the cover page of this Amendment No. 2 and (ii) Item 5(a) hereof are incorporated herein by reference.

                  Gerald D. Kelfer has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all shares of Common Stock that he beneficially owns.

                  (c) During the past sixty days, Avatar effected the following transactions in the Common Stock:

          Date of           Amount of         Price per             Where and
        Transaction         Securities          Share*             How Effected
        -----------         ----------          ------             ------------
          4/16/01         205,000 shares       $31.0449            NYSE (sale)

      --------------------------------
      * Excludes commissions and fees.


                  To Avatar's knowledge, none of its directors or executive officers have had any transactions in the Common Stock that were effected in the past sixty days.

                  (d) On April 16, 2001, Avatar ceased to be the beneficial owner of more than five percent of the Common Stock.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          AVATAR HOLDINGS INC.


                          By:           Gerald D. Kelfer
                                 --------------------------------------------
                                 Name:  Gerald D. Kelfer
                                 Title: President and Chief Executive Officer




Date:    April 17, 2001








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